

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Hermann Luebbert
Chief Executive Officer
Biofrontera Inc.
120 Presidential Way, Suite 330
Woburn, MA 01801

> **Re: Biofrontera Inc.**
> **Registration Statement on Form S-1**
> **Filed October 5, 2023**
> **File No. 333-274871**

Dear Hermann Luebbert:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 5, 2023

Cover Page

1. Please revise your cover page to disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew J. Terjesen, Esq.